Micromem Technologies Inc.	Telephone: 416-364-6513
777 Bay Street, Suite 1910	Facsimile: 416-360-4034
Toronto, ON M5G 2C8	www.micromeminc.com

Micromem Reports on R&D Milestones and Recent Funding Arrangements

Listing: NASD OTC-Bulletin Board - Symbol: "MMTIF"
Shares issued: 49,632,187 (as of February 2, 2004)
SEC File No: 0-26005

Toronto, Ontario: February 2, 2004

Research and Development

In an announcement today, Micromem provided an update on its progress with regards to the Magnetic Memory R&D program under its collaboration with the University of Toronto. To date, several critical milestones have been achieved in connection with the research project.

The objective in the first phase of the project was to develop a multi-magnet (i.e. multi-bit) array in which each bit could be addressed. The next objective is to marry each bit with a sensor - this work will be the focus of this year's research. The three figures below are intended to provide information on critical aspects of the research.

1. Demonstration of fabrication process for an array of micro-magnets

Figure 1: Demonstration of an array of micromagnets

Figure 1 shows an array of electro-deposited micromagnets fabricated from Ni, although the research team also has worked on using NiFe. This array contains 3,600 magnets which would correspond to an equal number of memory bits if complemented by appropriate address lines and sensors.

2. Verification of quality of micromagnets for use as magnetic bits

In order to establish the potential for a micromagnet to retain a magnetization, the accepted approach is to measure the so-called B-H loop. This loop is obtained by subjecting a sample to an applied (external) variable magnetic field. The field (horizontal axis) is applied first in one direction, and then the other, while the corresponding magnetic response (i.e., magnetic moment) is measured (vertical axis) - see Figure 2. As shown in the insert to the figure, when the applied field is switched off, there are two possible stable magnetization states - A and B - depending on the applied field direction. These correspond to potential memory states of a bit.

Long. Moment [10^-4 emu]
Field [kOe]
Perpendicular
A
B
20
15
10
5
0
-5
-10
-15
-20
-6
-4
-2
0
2
4
6
1.00
0.75
0.50
0.25
0.00
-0.25
-0.50
-0.75
-1.00
-0.15
-0.10
-0.05
0.00
0.05
0.10
0.15

Figure 2: Hysteresis loop for an array of micromagnets

3. Demonstration of an integratable approach to flipping the magnetization of a bit

Although the hysteresis loop of Figure 2 (based on Ni and also NiFe) clearly attest to the suitability of the magnets for representing bits, one needs to be able to individually flip the magnetization of each bit - the most appropriate way to do this is electrically (i.e., not using a global external magnetic field, as for Figure 2). The research team therefore developed and implemented a coaxial electrical coil design to flip each bit. Figure 3 shows a micrograph of the implementation of these concepts. As can be seen, the structure is assembled from a common seed layer used to define both the coil and the electro-plating contact and hence magnet.

Electroplating electrode
Magnet seed layer
Coil
UXGA
NORMAL
[72]
P 1/125 F4.3

Figure 3: Demonstration of coaxial drive wire/magnet structure for flipping a bit

All of the above milestones are an important part of Micromem's ongoing goal to achieve a commercially viable magnetic memory device. Always, with research there is no way to predict outcomes or timelines. Variations, changes in direction and modifications are all part of a process in the development and hopefully the success of the research project. Micromem's research team, management and Board of Directors are all committed to the completion of the research of this technology.

The collaboration with the University of Toronto has proven to be exciting and beneficial to Micromem. The access to facilities and people that would otherwise be unavailable without substantially greater cost has been a substantial benefit to Micromem in advancing the magnetic memory research program.

Funding Arrangements

Micromem announced that it has received confirmation of renewal of funding for the second year pursuant to its first research collaboration agreement with Materials and Manufacturing Ontario ("MMO"), the University of Toronto and Dr. Harry Ruda, signed in October 2003. Under the agreement, in the first year, Micromem contributed in cash funding (and additional in-kind contributions) and MMO contributed matching cash funding for the collaboration. As result of the renewal of funding, for the second year, Micromem has contributed in cash funding (and in-kind contributions) and MMO has granted matching cash funding.

Micromem also announced that it has entered into a second research collaboration agreement with MMO and the University of Toronto for research and development associated with magnetic memory devices. Under the second agreement, which was executed in November 2003 and which will run for a term of two years, MMO will grant cash funding and Micromem will contribute cash funding and additionally will make in-kind contributions under the collaboration, in the first year and, subject to renewal, in the second year.

Micromem secured funding in connection with the magnetic memory research program from Communications and Information Technology Ontario ("CITO"). Under a Collaborative Research Agreement among Micromem, CITO, the University of Toronto and Dr. Harry Ruda, in the first year, CITO provided funding of $154,000 and Micromem has contributed $46,000 and in the second year, CITO has committed to provide funding of a further $154,000 and Micromem has committed to provide funding of a further $46,000. Micromem has further committed to provide $97,600 of in-kind contributions to the research collaboration.

In addition to the foregoing financial contributions, Micromem has contributed $360,000 of cash funding for the assembly of a research facility at the University of Toronto. Under the funding agreement, the facility is being used to carry out magnetic memory research pursuant to the collaboration agreements between Micromem and the University of Toronto. Micromem has also contributed to the facility certain equipment and supplies with an estimated value of approximately (US) $200,000. This equipment was previously used by Pageant Technologies (USA) Inc., Micromem's subsidiary, at Pageant's former Kansas City, Missouri lab facility until its closure in August 2002.

Over the last six months, Micromem has completed equity private placements with private investors, resulting in gross proceeds of approximately (US) $235,000. These funds will be used for working capital purposes.

Micromem's funding in conjunction with provincial government matching has enabled (a) a world-class dynamic research team to address the research challenges, and (b) in-house state of the art facilities at the University of Toronto to carry out the research in the most expeditious fashion, and with complete control over process conditions as well as intellectual property.

The team of researchers includes eight scientists, 7 of whom hold Ph.D.'s in relevant scientific disciplines, and works under the supervision of Professor Harry Ruda. This team comprises expertise in modeling, sensor materials and structures growth, device processing, magnetic materials processing and design, and characterization of magnetic, electrical and optical properties.

The facilities comprise both (i) equipment and tools and (ii) a new clean room and laboratory space. The latter is a custom designed class 100/1000 space dedicated to magnetic memory, fabricated and installed for us by Clean Rooms West of California. The R&D team now has one clean room space (a former clean room) dedicated to magnetic materials development, and the new space, focusing on patterning and processing for sensor materials and structures, as well as the micro-magnets. Some key new tools include PECVD, RIE and a Mask Aligner, as well as equipment provided by Micromem under an equipment transfer agreement, that has proven invaluable to the R&D team - the latter includes a spinner, an optical microscope, ultra-fast scopes and electronics for completing testing setups, and components for our thermal evaporator (for making electrical contacts). In conjunction with existing facilities and tools, the research team can now perform a complete standard device process from mask fabrication to device implementation. The team also has access to some unique facilities at the University of Toronto including TOF-SIMS, XPS, FE-SEM, and XRD - these additional facilities cost many millions of dollars.

Information

For further information, please contact Joseph Fuda, President and C.E.O., at tel. 1-877-388-8930. For information about Micromem please visit our web-site at: www.micromeminc.com.

Statements in this news release that are not historical facts, including statements about plans and expectations regarding products and opportunities, demand and acceptance of new or existing products, capital resources and future financial results are forward-looking. Forward-looking statements involve risks and uncertainties, which may cause the Company's actual results in future periods to differ materially from those expressed. These uncertainties and risks include changing consumer preferences, lack of success of new products, loss of the Company's customers, competition and other factors discussed from time to time in the Company's filings with the Securities & Exchange Commission.

No securities regulatory authority has approved or disapproved of this news release.

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